Securities and Exchange Commission July 8, 2021 Page 1	CONFIDENTIAL TREATMENT REQUESTED BY PROJECT ANGEL PARENT, LLC

CONFIDENTIAL TREATMENT REQUESTED BY PROJECT ANGEL PARENT, LLC

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED SUBMISSION MADE VIA SECURE FILE TRANSFER FOR EASE OF IDENTIFICATION.

July 8, 2021

Via EDGAR and Email

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Edwin Kim
Jan Woo

Re:	Project Angel Parent, LLC
Registration Statement on Form S-1
File No. 333-255680

Ladies and Gentlemen:

Rule 83 Confidential Treatment Request by Project Angel Parent, LLC

Set forth below is the response of Project Angel Parent, LLC (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 9, 2021, relating to Amendment No. 1 to Registration Statement on Form S-1, File No. 333-255680, filed with the Commission on May 19, 2021 (as subsequently amended on June 15, 2021 and July 2, 2021, the “Registration Statement”). For your convenience, our response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

Amendment No.1 to Form S-1 filed May 19, 2021

Note 7. Unit-Based Compensation, page F-66

1.

Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including unit-based compensation.

Securities and Exchange Commission July 8, 2021 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY PROJECT ANGEL PARENT, LLC

RESPONSE:

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Prior to the completion of the Company’s initial public offering (the “IPO”), the Company intends to file a certificate of conversion that will effect the conversion of the Company, which is a Delaware limited liability company, into a Delaware corporation to be re-named MeridianLink, Inc. (“MeridianLink”) (the “Conversion”). Such Conversion will result in the conversion of each of the Company’s then-outstanding Class A Units into Class B Units at a conversion price that uses an estimate of the IPO price as a reference point, followed by the conversion of each of the Company’s then-outstanding Class B Units into a share of common stock of MeridianLink (the “Reclassification”), which will be the listed class, and all information presented in this supplemental letter has been adjusted to reflect such Reclassification as if it had already occurred prior to the date hereof.

Prior to the completion of the IPO, the Company also expects to effect a 1-for-2 reverse stock split (the “Reverse Stock Split”). All information presented in this supplemental letter, including the Preliminary Price Range and Preliminary Midpoint Price below, does not give effect to the Reverse Stock Split.

The Company supplementally advises the Staff that on July 7, 2021, representatives of BofA Securities, Inc., Credit Suisse Securities (USA) LLC, and Barclays Capital Inc., the lead underwriters (the “Lead Underwriters”) for the IPO, on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a pre-Reverse Stock Split preliminary price range of $[****] to $[****] per share (the “Preliminary Price Range”), resulting in a pre-Reverse Stock Split midpoint of the Preliminary Price Range of $[****] per share (the “Preliminary Midpoint Price”).

The Company further advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus may be, but that the actual indicative price range to be included in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters and will be narrower than the Preliminary Price Range. This valuation process is expected to occur shortly before the printing and filing of the preliminary prospectus for the commencement of the roadshow for the IPO. Therefore, the Preliminary Price Range is subject to further change, which may result from various factors, including then-current market conditions and subsequent business, market, and other developments affecting the Company. The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to the distribution of any preliminary prospectuses to potential investors.

This letter provides a discussion of the Company’s approach to option pricing and fair value determinations with respect to the option grants made by the Company’s board of directors (the “Board”) for the preceding twelve months through the date of this letter.

Equity Award Issuances by the Company in the Preceding Twelve Months

Information regarding grants of stock options to the Company’s directors, employees, contractors and consultants in the preceding four quarters is summarized in the following tables (which information has been adjusted to reflect the Reclassification as if it had already occurred prior to the date hereof, but which has not been adjusted to reflect the Reverse Stock Split):

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Stock Options

Grant Date	Number of Shares Underlying Options Granted	Exercise Price Per Share	Common Stock Fair Value for Financial Reporting Purposes
September 28, 2020 (Q3 2020)	100,000	$3.03	$6.30
December 21, 2020 (Q4 2020)	230,000	$6.30	$6.30
February 24, 2021 (Q1 2021)	75,000	$9.13(1)	$9.15
Q2 2021	No Grants	—	—

As described in the section titled “Unit-Based Compensation” on page 86 of the Registration Statement, the fair value of the Company’s common stock has historically been determined by the Board. Given the absence of a public trading market for the Company’s common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”), the Board exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the Company’s common stock, including contemporaneous third-party valuations of its common stock (each a “Valuation Report” and collectively the “Valuation Reports”).

Summary of Value Determination

The Company historically estimated the fair value of its stock options as of the date of grant using the market approach valuation method and allocated the equity value to each class of equity securities outstanding using the option pricing method (“OPM”), which is based on a Black-Scholes option pricing model. Starting in the third quarter of 2020, the probability-weighted expected return method (“PWERM”) was used and considered multiple exit scenarios, as further described below.

The market approach involved (i) discounted cash flow analysis, (ii) comparable public company analysis and (iii) comparable acquisition analysis. The comparable public company analysis was based on a “guideline public company” approach based on a peer group of companies similar in industry and/or business model to the Company. This methodology uses these guideline companies to develop relevant market multiples and ratios, using metrics such as earnings and sales. These multiples and values are then applied to the Company’s corresponding financial metrics. The comparable acquisition analysis involved analyzing sales of controlling interests in companies within the Company’s industry.

The PWERM approach involved identifying multiple possible exit scenarios for the Company, estimating a date upon which such exit scenario might occur, and assigning a probability to the likelihood of occurrence of each scenario as of the valuation date based on discussions with Company management. Under each scenario, the enterprise value of the Company was established using discounted cash flow analysis, comparable public company analysis and comparable acquisitions analysis (in each case, as described above). A discount for lack of marketability (“DLOM”) was also applied to reflect the increased risk arising from the inability to readily sell the shares. The results of the scenarios were then combined into a weighted-average measure of the fair value of the Company’s common stock on the applicable valuation date.

Determination of Common Stock Values used for Financial Reporting for Option Grants in September and December 2020 and February 2021

1 The $0.02 difference between the exercise price and the common stock fair value was solely the result of a scrivener’s error and the Company determining not to amend the awardee’s grant after learning of the discrepancy.

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September 2020

In September 2020, the Board determined the fair market value of the Company’s common stock to be $6.30 per share, based on several factors, including a valuation report valuing the Company’s common stock as of September 30, 2020 (the “September Valuation Report”). The September Valuation Report used the PWERM approach described above and analyzed three different exit scenarios: (i) a near-term IPO exit on June 30, 2021, (ii) an IPO exit on June 30, 2022 and (iii) a stay private scenario assuming an exit consistent with a typical private equity-backed company investment lifecycle (exit assumed to be September 30, 2023). DLOM was applied to each scenario to reflect the increased risk arising from the inability to readily sell the shares.

The relevant inputs and results of the September Valuation Report are summarized in the table below.

	Scenario Probability	Discount for Lack of Marketability	Probability-Weighed Present Value per Share
IPO on June 30, 2021	20%	19%	$8.52
IPO on June 30, 2022	10%	23%	$7.30
Remain private (Exit June 2023)	70%	26%	$5.52
September 30, 2020 Valuation Fair Value (Weighted Average)			$6.30

December 2020

In December 2020, the Board determined the fair market value of the Company’s common stock to be $6.30 per share. The Board considered several factors, primarily including the September Valuation Report, which had been issued only 2.5 months prior to the grant date. The Board considered developments in the Company’s business, continued volatility in the capital markets, as well as the Company’s initial progress toward an IPO (including the submission of an initial draft registration statement to the Commission on December 15, 2020). The Board determined that substantial uncertainty remained about whether the Company would pursue or be able to successfully complete an IPO or any alternative transaction. The Board therefore concluded that the fair market value determination in the September Valuation Report was still appropriate for awards made during December 2020.

February 2021

In February 2021, the Board determined the fair market value of the Company’s common stock to be $9.15 per share, based on several factors, including a valuation report valuing the Company’s common stock as of December 31, 2020 (the “December Valuation Report”). The December Valuation Report used the PWERM approach described above and analyzed three different exit scenarios: (i) a near-term IPO exit on June 30, 2021, (ii) an IPO exit on June 30, 2022 and (iii) a stay private scenario assuming an exit consistent with a typical private equity-backed company investment lifecycle (exit assumed to be December 31, 2023). DLOM was applied to each scenario to reflect the increased risk arising from the inability to readily sell the shares.

The relevant inputs and results of the December Valuation Report are summarized in the table below.

	Scenario Probability	Discount for Lack of Marketability	Probability-Weighed Present Value per Share
IPO on June 30, 2021	40%	13%	$11.53
IPO on June 30, 2022	15%	22%	$9.60
Remain private (Exit December 2023)	45%	25%	$6.89
December 31, 2020 Valuation Fair Value (Weighted Average)			$9.15

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Analysis of Differences Between the February 2021 common stock fair value and Preliminary Midpoint Price

As noted above, the Preliminary Price Range is between $[****] to $[****] per share of common stock. The Preliminary Price Range was determined based, in part, on discussions among the management of the Company, the Pricing Committee of the Board, and the Lead Underwriters. In addition, the Preliminary Price Range was derived using a combination of valuation methodologies that differ from that used by the Board and the Valuation Reports in determining the fair value for grants made. The valuation methodologies considered in deriving the Preliminary Price Range included the valuations of publicly traded companies across a range of metrics, with a primary focus on revenue and earnings before interest, taxes, depreciation and amortization.

The Company believes the principal factors that contributed to the $[****] per share difference between $[****], the Preliminary Midpoint Price, and $9.15, the per share fair value of the Company’s common stock per its December Valuation Report, were as follows:

•	The Preliminary Price Range was communicated to the Company on July 7, 2021, which was more than four months following the last grant of awards by the Company on February 24, 2021.

•	The Preliminary Price Range took into account the recent performance and valuations of public companies that the Lead Underwriters expect will be viewed by investors as comparable to the Company.

•

The Preliminary Price Range took into account the fact that a number of technology companies have either completed or made public filings for their initial public offerings, suggesting a favorable market for companies that are similar to the Company in executing and completing initial public offerings. Further, the valuations for recent technology company initial public offerings have increased dramatically compared to those earlier in 2021, due in part to the favorable market conditions and strong revenue growth.

•

The Preliminary Price Range took into account the Company’s continued progress in integrating its acquisitions of Teledata Communications, Inc. (November 2020), TazWorks, LLC (December 2020) and Saylent Technologies, Inc. (April 2021), which increased forecasted revenue and resulted in organic growth, which in turn also improved forecasted revenue.

•

The Company has taken several additional steps towards the completion of an IPO, including holding “testing the waters” meetings, at which the Company received feedback from potential investors, engaging additional underwriters, and publicly filing the Registration Statement with the Commission.

•

The Preliminary Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the Company’s common stock as of the grant dates described above appropriately represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid, and as such, were adjusted for a discount due to lack of marketability.

•

The Preliminary Price Range does not take into account the probability of alternative outcomes that could yield lower valuations, such as the Company remaining as a private, stand-alone entity. Therefore, the

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Preliminary Price Range effectively weights a near-term IPO outcome at 100%. In contrast, the Board’s determination of fair value considered that the probability of consummating a successful IPO was far from certain at that time, in light of (i) the uncertainty in the capital markets as a result of the COVID-19 pandemic and the United States presidential election and inauguration and (ii) the impact of the COVID-19 pandemic on the Company’s business.

•

The holders of the Company’s Class A Units currently enjoy substantial economic rights and preferences over the holders of its Class B units. The Preliminary Price Range assumes the conversion of all of the Company’s convertible Class A Units upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such units results in a higher valuation of the Company’s common stock, which is reflected in the Preliminary Price Range.

Conclusion

The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The Company has considered reassessing the fair value of its common stock underlying the September 2020, December 2020 and February 2021 option grants given the relative proximity to the Company’s anticipated initial public offering. Because the Company believes its determination of fair value was appropriate, it does not believe a reassessment of the fair value of the Company’s common stock as of any such dates is warranted. In addition, even if the Company were to reach a different conclusion, the Company does not believe a reassessment would be material. The Company has determined that even if it determined the appropriate fair value as of each of September 2020, December 2020 and February 2021 to be $[****] (the Preliminary Midpoint Price), the additional expense associated with such option grants that would be required to be reflected in its financial statements would be $46.6 thousand in the year ended December 31, 2020, and the additional expense in the years thereafter over the four-year life of the option grants would average approximately $135.4 thousand per quarter. The expense was calculated using a Black-Scholes calculation, which assumed no change in the exercise price from the respective September 2020, December 2020 and February 2021 fair values, but applied a fair value calculation of $[****], respectively.

The Company advises the Staff that the Company intends to use the midpoint of the IPO price range disclosed on the cover of the Company’s preliminary prospectus to value for accounting purposes any additional stock option or RSU grants granted after the Preliminary Price Range date until the time that there is a public market for its common stock.

The Company believes that the fair values determined by the Board for the common stock underlying each option grant are appropriate and demonstrate the diligent efforts of the Board to consider all relevant factors in determining fair value at each valuation date.

*****

Securities and Exchange Commission July 8, 2021 Page 7	CONFIDENTIAL TREATMENT REQUESTED BY PROJECT ANGEL PARENT, LLC

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (617) 570-1928 or jtheis@goodwinlaw.com.

Sincerely, Goodwin Procter LLP

/s/ Joseph C. Theis
Joseph C. Theis, Jr., Esq.

cc:	Nicolaas Vlok, Project Angel Parent, LLC
Kayla Dailey, Esq., Project Angel Parent, LLC
Bradley C. Weber, Esq., Goodwin Procter LLP
Natalie Martirossian, Esq., Goodwin Procter LLP
Bradley C. Reed, P.C., Kirkland & Ellis LLP
Michael P. Keeley, Esq., Kirkland & Ellis LLP
Katharine A. Martin, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Rezwan D. Pavri, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Bryan D. King, Esq., Wilson Sonsini Goodrich & Rosati, P.C.